UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA CORD BLOOD CORPORATION

(Name of Issuer)

Ordinary Shares, par value US$0.0001  per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Pengfei Huo

No. 68 Software Avenue, Yuhuatai District

Nanjing, China

+86-25-83274711

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100

1.	Names of Reporting Persons. Blue Ocean Structure Investment Co Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 78,874,106

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 78,874,106

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.4%[1]

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 120,604,742 Shares outstanding as of September 30, 2017 pursuant to the Issuer’s Form 6-K filed with the SEC on November 20, 2017 (including 7,080,000 ordinary shares issued and deposited into a trust sponsored and funded by the Issuer, representing 7,080,000 restricted share units issued and outstanding as of September 30, 2017).

CUSIP No. G21107100

1.	Names of Reporting Persons. Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 78,874,106

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 78,874,106

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.4%[2]

14.	Type of Reporting Person (See Instructions) PN

(2)         Based on 120,604,742 shares outstanding as of September 30, 2017 pursuant to the Issuer’s Form 6-K filed with the SEC on November 20, 2017 (including 7,080,000 ordinary shares issued and deposited into a trust sponsored and funded by the Issuer, representing 7,080,000 restricted share units issued and outstanding as of September 30, 2017).

CUSIP No. G21107100

1.	Names of Reporting Persons. Nanjing Ying Peng Asset Management Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 78,874,106

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 78,874,106

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.4%[3]

14.	Type of Reporting Person (See Instructions) CO

(3)         Based on 120,604,742 shares outstanding as of September 30, 2017 pursuant to the Issuer’s Form 6-K filed with the SEC on November 20, 2017 (including 7,080,000 ordinary shares issued and deposited into a trust sponsored and funded by the Issuer, representing 7,080,000 restricted share units issued and outstanding as of September 30, 2017).

CUSIP No. G21107100

1.	Names of Reporting Persons. Yafei Yuan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 78,874,106

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 78,874,106

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.4%[4]

14.	Type of Reporting Person (See Instructions) IN

(4)         Based on 120,604,742 shares outstanding as of September 30, 2017 pursuant to the Issuer’s Form 6-K filed with the SEC on November 20, 2017 (including 7,080,000 ordinary shares issued and deposited into a trust sponsored and funded by the Issuer, representing 7,080,000 restricted share units issued and outstanding as of September 30, 2017).

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer”), whose principal executive offices are located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Item 2. Identity and Background

This Statement is filed by Blue Ocean Structure Investment Co Ltd (the “Investor”), a company incorporated in the British Virgin Islands, Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership) (the “Fund”), an indirect parent beneficially owning 100% of the outstanding shares of the Investor and a limited partnership incorporated in the People’s Republic of China (“PRC”), Nanjing Ying Peng Asset Management Co., Ltd., a company incorporated in the PRC (the “GP”), and Mr. Yafei Yuan, a PRC citizen (“Mr. Yuan”, and together with the Investor, the Fund and the GP, the “Reporting Persons”).  The principal business address of the Investor is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG110, British Virgin Islands. The principal business address of the Fund is No. 68 Software Avenue, Yuhuatai District, Nanjing, China. The principal business address of the GP is No. 68 Software Avenue, Yuhuatai District, Nanjing, China.  The principal business address of Mr. Yuan is No. 68 Software Avenue, Yuhuatai District, Nanjing, China.

The principal business of the Investor is to hold 78,874,106 Shares (the “Purchased Shares”) purchased from Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”). The principal business of the Fund is to invest in the Issuer. The principal business of the GP is to serve as the general partner and executive partner of the Fund and other investment funds. Mr. Yuan is the chairman and the control person of Sanpower Group Corporation Limited.

Pursuant to the Partnership Agreement (as defined below), the voting and disposition of the Purchased Shares will be determined by an investment committee (the “Investment Committee”) that is comprised of five members. Subject to certain exceptions, all decisions of the Investment Committee shall be made by a majority vote and each member has one vote. Mr. Yuan has the right to indirectly appoint three members and therefore may be deemed to control the Fund. Shanghai Guotai Junan Haojing Investment Management Limited (“GP2”) is designated as the other general partner of the Fund pursuant to the Partnership Agreement and has the right to appoint one member of the Investment Committee.

The principal business address of GP2 is Room Q450, Unit 107, Alley 421, Si Ping Road, HongKou District, Shanghai, China. The principal business of GP2 is investment management and investment consulting.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons and GP2 are set forth on Schedule A.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Considerations.

On December 30, 2016, GM Stem Cells, Golden Meditech Holdings Limited (“Golden Meditech”) and the Fund entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which GM Stem Cells agreed to sell to the Fund and the Fund agreed to acquire from GM Stem Cells the Purchased Shares, for an aggregate purchase price equal to RMB5.764 billion (the “Purchase Price”).  The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference in its entirety.  The Share Purchase Agreement was supplemented by a supplemental agreement (the “Supplemental Agreement”) dated November 14, 2017 which provided, among other things, that if the closing of the transfer of the Purchased Shares as contemplated by the Share Purchase Agreement (the “Closing”) fails to take place on or prior to December 31, 2017, the Closing may be extended to January 31, 2018 in which case GM Stem Cells will be entitled to receive an additional payment of US$10 million (the “Additional Payment”) from the Fund as the consideration for such extension. The description of the Supplemental Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference in its entirety.

Pursuant to the terms of the Share Purchase Agreement, the Investor purchased from GM Stem Cells, and GM Stem Cells sold to the Investor, the Purchased Shares for an aggregate price equal to the Purchase Price and the Additional Payment, at the Closing that occurred on January 31, 2018 (the “Closing Date”).  The title of 1,613,179 Shares has not been transferred from GM Stem Cells to the Investor as of the date of this Statement, but GM Stem Cells agreed that all beneficial interest (including without limitation, voting and disposition power and economic interest) with respect to these Shares were transferred to the Investor as of the Closing and GM Stem Cells agree to immediately procure the transfer of legal title to such 1,613,179 Shares to the Investor or its designee when instructed by the Investor.

The Purchase Price and the Additional Payment were funded by capital contributions to the Fund from the Partners (as defined below).

Item 4. Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Purchased Shares for investment purpose and for the purpose of acquiring control of the Issuer.

Mr. Yuen Kam resigned from the board of directors of the Issuer (the “Board”), effective on the Closing Date. Concurrently with the resignation of Mr. Kam from the Board, Mr. Ping Xu, who was nominated by the Investor, was appointed by the Issuer to the Board, effective on the Closing Date.

Except as set forth above or in Item 6, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives have, from time to time, engaged in discussions with management of the Issuer and the Board regarding, among other things, the Issuer’s business, management and strategic alternatives and direction. The Reporting Persons intend to continue to discuss such matters with the Issuer’s management and the Board as well as other stockholders of the Issuer and relevant third parties. Depending upon, among other things, the outcome of the discussions referenced above, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b)

The information set forth in the cover pages and Item 3 of this Statement is incorporated herein by reference.

As of the date hereof, the Investor owns on record 77,260,927 Shares and beneficially owns 78,874,106 Shares. By virtue of the relationships descried in Item 2 of this Statement, each of the Investor, the Fund, the GP and Mr. Yuan may be deemed to beneficially own the Shares owned by the Investor.

(c)

Other than the transactions reported herein, no transactions in the Shares of the Company were effected during the past sixty days by any of the Reporting Persons.

(d)

Except as stated in Item 6, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Shares reported herein.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On December 1, 2016, the GP, GP2, Sanpower Group Nanjing Investment Management Company Limited, Nanjing Xinjiekou Department Store Co., Ltd., Bang Xin Asset Management Limited, Chang Cheng Capital Management Limited, Hengqin Long Xi II Investment Center (Limited Partnership), Xing Ye Guo Xin Asset Management Limited, Zhongbing Investment Management Limited, Jiangxi Province Hui Yun Jie Industrial Limited, Yunnan International Trust Company Limited and Guangzhou Financial Holding Group Co., Ltd (collectively, the “Limited Partners”, and together with GP and GP1, he “Partners”) entered into a partnership Agreement in respect of the Fund (the “Partnership Agreement”).  The Partnership Agreement provides, among other things, (1) the right of the Limited Partners to receive proceeds from the disposition of the Purchased Shares, (2) the allocation of proceeds from the disposition of the Purchased Shares among the Limited Partners, (3) that the voting of the Purchased Shares shall be subject to the approval by at least four members of the Investment Committee, including the one appointed by GP2, (4) that any proposal relating to the disposition of the Purchased Shares that would result in certain Limited Partners receiving proceeds therefrom below certain thresholds shall be subject to the approval by at least four members of the Investment Committee, including the one appointed by GP2, (5) Nanjing Xinjiekou Department Store Co., Ltd. shall have a right of first refusal with respect to any proposed sale of the Purchased Shares by the Fund, and (6) that the Fund intends to dispose of the Purchased Shares on or prior to December 1, 2019, unless otherwise approved by each of the Partners.  Each Limited Partner has the right to receive proceeds from the sale of the Purchased Shares and its interest may relate to more than five percent of the outstanding Shares.

On December 30, 2016, GM Stem Cells and the Fund entered into a profit compensation agreement (the “Profit Compensation Agreement”) pursuant to which GM Stem Cells agreed to provide certain undertakings to the Fund with respect to the financial performance of the Issuer for each of the calendar years ending December 31, 2016, 2017 and 2018 (the “Guaranteed Period”) and to provide compensation to the Fund under certain circumstances in the event that the Issuer does not meet the aggregate net profit targets specified in the Profit Compensation Agreement by the end of the Guaranteed Period, subject to a cap of RMB2.5 billion. The description of the Profit Compensation Agreement contained herein is qualified in its entirety by reference to Exhibit 4, which is incorporated herein by reference in its entirety.

On February 8, 2018, the Reporting Persons entered into to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between any such persons and any person, with respect to securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit 1                                               Joint Filing Agreement dated February 8, 2018

Exhibit 2                                               Share Purchase Agreement, dated December 30, 2016 (incorporated by reference to Exhibit 41 to Amendment No. 23 to Schedule 13D filed by Golden Meditech with the Securities and Exchange Commission on December 30, 2016)

Exhibit 3                                               Supplemental Agreement to Share Purchase Agreement, dated November 14, 2017 (incorporated by reference to Exhibit 53 to Amendment No. 27 to Schedule 13D filed by Golden Meditech with the Securities and Exchange Commission on November 14, 2017)

Exhibit 4                                               Profit Compensation Agreement, dated as of December 30, 2016 (incorporated by reference to Exhibit 42 to Amendment No. 23 to Schedule 13D filed by Golden Meditech with the Securities and Exchange Commission on December 30, 2016)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 8, 2018

Blue Ocean Structure Investment Co Ltd

By:	/s/ Ping Xu
Name:	Ping Xu
Title:	Director

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)

By:	/s/ Ping Xu
Name:	Ping Xu
Title:	Authorized Signatory

Nanjing Ying Peng Asset Management Co., Ltd.

By:	/s/ Jinzhe Huang
Name:	Jinzhe Huang
Title:	Director

YAFEI YUAN

By:	/s/ Yafei Yuan

Schedule A

Name	Present Principal Occupation or Employment and Business Address

XU Ping (PRC Citizen)

Director of Blue Ocean Structure Investment Co Ltd
Member of the Investment Committee of Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)
Director of Blue Ocean Creation Investment Hong Kong Limited
Senior Vice President of Sanpower Group Corporation Limited
Business Address: No. 68 Software Avenue, Yuhuatai District, Nanjing, China

HUANG Jinzhe (PRC Citizen)

Executive Director of Nanjing Ying Peng Asset Management Co., Ltd.
Director of Nanjing Infiniti Sanpower Investment Management Co., Ltd.
Executive Partner of Nanjing Yingpeng Huijiu High-Technology Industry Investment Partnership (Limited Partnership)
Business Address: No. 68 Software Avenue, Yuhuatai District, Nanjing, China

YANG Huaizhen (PRC Citizen)

Member of the Investment Committee of Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)
Chairman and Director of Nanjing Fujitsu Electronics Information Technology Co., Ltd.
Chairman and Director of Sanpower International Healthcare Management Co., Ltd.
Chairman and Director of Jiangsu Hongtu High Technology Co., Ltd.
Chairman and Director of Nanjing Yishang Tianyuan Business Management Co., Ltd.
Chairman and Director of Nanjing Xinjiekou Department Store Co., Ltd.
Director of Tianxia Financial Services Holdings Co., Ltd..
General Manager of Nanjing Huakun Hanpeng Technology Co., Ltd.
Director and General Manager of Sanpower Group Corporation Limited
Director of Guangdong Jinpeng Holding Co., Ltd.
Director of Shanghai Hongtu Sanpower Computer Development Co., Ltd.
Director of Guangzhou Jinpeng Group Co., Ltd.
Chairman of Nanjing Fucheng Real Estate Development Co., Ltd.
Business Address: 1 South Zhongshan Road, Nanjing, China

CHEN Xiaoyang (PRC Citizen)

Director of Blue Ocean Structure Investment Co Ltd
Member of the Investment Committee of Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)
Director of Beijing Lashou Network Technology Co., Ltd.
Senior Vice President of Sanpower Group Corporation Limited
Business Address: No. 68 Software Avenue, Yuhuatai District, Nanjing, China

CHEN Yong (PRC Citizen)

Managing Director of Guotai Junan Innovation Investment Co., Ltd.
Business Address: 59F, Wheelock Square, No. 1717 West Nanjing Road, Jing’an District, Shanghai, China
Chief Investment Officer of Guotai Junan Assets Management Co., Ltd.
Director and General Manager of Shanghai Guotai Junan Haojing Investment Management Limited
Director and General Manager of Shanghai Junzheng Investment Management Limited
Business Address: 14F, China Merchants Bank Tower, No. 1088 Lujiazui Ring Road, Pudong New District, Shanghai, China
Member of the Investment Committee of Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)
Director of Blue Ocean Creation Investment Hong Kong Limited
Director of Blue Ocean Structure Investment Co., Ltd.

WANG Danyao (PRC Citizen)

Member of the Investment Committee of Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)
Deputy Manager of Nanjing Bank Zijin Center Branch
Business Address: No. 104 North Taiping Road, Xuanwu District, Nanjing, China

YAO Wei (PRC Citizen)

Chairman of the board of directors of Shanghai Guotai Junan Haojing Investment Management Limited
Director and Deputy General Manager of Guotai Junan Innovation Investment Co., Ltd.
Director and General Manager of Guotai Junan Assets Management Co., Ltd.
Chairman of Shanghai Junzheng Investment Management Limited
Chairman and General Manager of Shanghai Zhongbing Guotai Junan Investment Management Limited
Director of Guotai Junan (Shanghai) Technology Equity Investment Management Limited
Business Address: 59F, Wheelock Square, No. 1717 West Nanjing Road, Jing’an District, Shanghai, China

XU Xinjian (PRC Citizen)

Director of Shanghai Guotai Junan Haojing Investment Management Limited
Chairman of Sunrain Holding Group Co., Ltd.
Chairman of Sunrain Solar Energy Company Limited
Business Address: No. 199 South Yingzhou Road, Lianyungang, Jiangsu Province, China

ZHANG Danqi (PRC Citizen)

Director of Shanghai Guotai Junan Haojing Investment Management Limited
General Manager of Investment Department of Guangzhou Financial Holding Group Co., Ltd.
Director of Guangdong Green Finance Investment Holdings Group Co., Ltd.
Director of Guangzhou Guangyong State-owned Assets Management Co., Ltd.
Director of Guangzhou Financial Holding Assets Management Co., Ltd.
Business Address: 26F, Sinopec Building Tower B, No. 191 West Tiyu Road, Tianhe District, Guangzhou, China

QI Guodong (PRC Citizen)

Managing Director of the legal and compliance department and head of legal team of Guotai Junan Innovation Investment Co., Ltd.
Managing Director, Chief Legal and Human Resource Manager and Chief Financial Officer of Guotai Junan Assets Management Co., Ltd.
Director of Shanghai Guotai Junan Haojing Investment Management Limited
Chief Investment Officer of Shanghai Zhongbing Guotai Junan Investment Management Limited
Business Address: 59F, Wheelock Square, No. 1717 West Nanjing Road, Jing’an District, Shanghai, China

XU Tianyun (PRC Citizen)

Chief Risk Control Officer of Guotai Junan Innovation Investment Co., Ltd.
Business Address: 59F, Wheelock Square, No. 1717 West Nanjing Road, Jing’an District, Shanghai, China
Chief Compliance and Risk Control Manager of Guotai Junan Assets Management Co., Ltd.
Chief Compliance and Risk Control Manager of Shanghai Jun Tong Investment Management Limited
Chief Compliance and Risk Control Manager of Shanghai Guotai Junan Haojing Investment Management Limited
Chief Compliance and Risk Control Manager of Shanghai Junzheng Investment Management Limited
Business Address: 14F, China Merchants Bank Tower, No. 1088 Lujiazui Ring Road, Pudong New District, Shanghai, China
Chief Compliance and Risk Control Manager of Guotai Junan (Shanghai) Technology Equity Investment Management Limited
Business Address: 7F, Plaza 66 Tower 2, No. 1266 West Nanjing Road, Shanghai, China